FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Acquires Saturno Multi-Client Survey

over Santos Basin Offshore Brazil

Paris, France – October 5, 2016

CGG announced today the start of a large broadband 3D multi-client survey in the pre-salt area of the deepwater Santos Basin. Santos VII (Saturno) is the third phase in CGG’s most ambitious pre-salt project to date, collectively known as the Santos Basin Trilogy. The project is designed to make ultramodern seismic datasets available as quickly as possible to support each phase in the pre-salt evaluation process in anticipation of Brazil’s next pre-salt licensing round.

Santos VII (Saturno) will cover an area of over 13,900 km2, including the highly prospective Saturno prospect, a major pre-salt opportunity with no 3D seismic coverage to date. The BroadSeis™ dataset will be acquired in two phases between September 2016 and June 2017 and processed in CGG’s Rio de Janeiro Subsurface Imaging center to provide state-of-the-art broadband images of Saturno using full-waveform inversion (FWI) technology. Fast-track products for the first phase will be available in spring 2017 and final products for both phases will be available in summer 2018.

The two other components of the Santos Basin Trilogy project are Galaxy and Constellation. Galaxy is a 3D migrated grid covering approximately 34,000 km2 extracted from CGG’s legacy Cluster and Cluster Extension surveys that offers industry players a quick regional evaluation of the Santos Basin. Constellation is a 23,750 km2 reprocessing project designed to upgrade these surveys with the latest subsurface imaging technology, including 3D deghosting, bandwidth extension and TTI FWI velocity model building, to provide detailed broadband pre-salt images. Santos VII (Saturno) will form a bridge to link these two reprocessed datasets to CGG’s existing BroadSeis surveys, Santos VI-B and Campos II, creating a unique 75,000 km2 dataset in this region.

Jean-Georges Malcor, CEO, CGG, said: “CGG already owns the industry’s largest 3D multi-client library in the highly prospective Santos Basin. With our Santos Basin Trilogy project, which has Santos VII (Saturno) as its cornerstone, CGG is again taking the lead in building powerful exploration datasets that will play a pivotal role in supporting Brazil’s future licensing rounds. We expect these survey products to provide more detailed images which will unlock the hidden potential waiting to be discovered deep within the complex Santos Basin.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 5th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO